Exhibit 99.89

DHX MEDIA ACQUIRES ‘DEGRASSI’ PRODUCER EPITOME

Transaction brings highly complementary teen franchise Degrassi to DHX Media’s world-leading kids library

Halifax, Canada - (April 3, 2014) - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX), a leading independent creator, producer, distributor and licensor of children and youth entertainment content, has acquired the Epitome group of companies (“Epitome”), producer of Degrassi, the international hit teen-drama series, and other youth-oriented properties. The purchase price is approximately $33 million, inclusive of excess cash in Epitome at closing which will be determined as a post-closing adjustment, payable as to approximately $19.5 million from cash on hand and the remainder through the issuance of 2,915,263 DHX shares. The shares are subject to a six month lock-up agreement. DHX expects the transaction to be accretive to net earnings per share for fiscal 2015.

The transaction includes a library of 469 half-hours across five series in the Degrassi franchise; 216 half hours of other Epitome series; and Epitome Studios Inc., which owns a 98,400 square foot studio on a 4.3 acre site in Toronto.

“The Degrassi franchise has become a perennial favourite with teens around the world since its inception in 1980,” said Michael Donovan, CEO of DHX Media. “With Degrassi’s enduring international appeal and suitability for digital broadcast, this iconic Canadian show represents a highly complementary addition to our library and is a compelling and logical expansion for DHX Media from kids into the global teen market.”

Helmed by Linda Schuyler and Stephen Stohn, in Toronto, Canada, Epitome has been making award-winning television for more than 30 years. They have produced five series under their acclaimed Degrassi flagship franchise: Degrassi (formerly referred to as Degrassi:The Next Generation), Degrassi Talks, Degrassi High, Degrassi Junior High, and The Kids of Degrassi Street. The Degrassi franchise has been in production since 1980. The current series has just entered fully funded production on its 14th season, which will bring the total number of episodes in the franchise to 497. Degrassi airs on TeenNick in the United States, where it has consistently been one of their top rated shows, and MTV in Canada and is licensed in over 140 territories around the world. The series has also been licensed to Amazon Prime for streaming in the US.

“Over the past thirty-four years, we have had the great pleasure of seeing Degrassi become not only part of the fabric of Canadian television, but also of teen culture worldwide,” said Linda Schuyler and Stephen Stohn, CEO & Executive Producer and President & Executive Producer, respectively, of Epitome. “DHX Media’s commitment to strong youth programming, combined with their expertise across all facets of traditional and digital TV, makes them ideally suited to shepherd Degrassi into the future. We are delighted that Degrassi has found a home with a Canadian firm of this pedigree, and we look forward to working with them as Degrassi continues its journey.”

In addition to shows in the Degrassi franchise, with this transaction DHX adds to its library 19 one-hour episodes of the dramatic series The L.A. Complex; 52 half-hour episodes of the dramatic series Instant Star; 47 one-hour episodes of the dramatic series Riverdale; and 28 half-hour episodes of the dramatic series Liberty Street. Stephen Stohn will remain the President of Epitome and he and Schuyler will carry on as Executive Producers of all current productions. The Epitome team also has new productions in development that they will continue to foster, in conjunction with DHX Media. For the most recent year ended May 2013, Epitome generated revenue of approximately $24.4 million and earnings before interest, taxes, depreciation and amortization of approximately $6.6 million.

HALIFAX	LOS ANGELES	TORONTO	VANCOUVER
1478 Queen Street, 2nd Floor	15000 Ventura Blvd., 3rd FL	235 Carlaw Ave5th Floor	190 Alexander Street, 6th Floor
Halifax, NS B3J 2H7	Sherman Oaks, CA 91403	Toronto, Ontario, M4M 2S1	Vancouver, BC V6A 1B5

dhxmedia.com

Additional Information on Epitome Pictures

For over thirty years, Epitome Pictures and related companies have been producing award-winning television programs.

CEO Linda Schuyler co-created and executive produced the multi-award winning original Degrassi series including The Kids of Degrassi Street, Degrassi Junior High, and Degrassi High. These series won 2 International Emmys, over 8 Gemini Awards, 2 Prix Jeunesses and countless other honours from festivals around the world. She was appointed to the Order of Canada in 1994 and the Order of Ontario in 2012.

President Stephen Stohn has worked in the entertainment industry for over 40 years as a performing artist, songwriter, and executive producer. Stephen is an entertainment and copyright lawyer and a founding partner in the entertainment law firm Stohn Hay Cafazzo Dembroski Richmond LLP. For nearly 20 years, until 2009, Stephen was a Director and then Chair of the Canadian Academy of Recording Arts and Sciences (CARAS) and Executive Producer of The Juno Awards, Canada’s national music awards show. In 2011, Stephen was inducted into the Canadian Music & Broadcast Industry Hall of Fame.

Epitome is presently focused on the fourteenth season of Degrassi: The Next Generation, now in pre-production on 28 episodes for MTV in Canada and TeenNick in the United States. This latest incarnation of Degrassi has received numerous accolades including 14 Gemini Awards, 6 Canadian Screen Awards, 7 DGC Awards, 2 Teen Choice Awards, the Television Critics Award and the prestigious Peabody Award. The series has also been twice nominated, in 2011 & 2012, for a Prime Time Emmy Award.

In addition to Degrassi, Epitome has produced over 236 half-hour episodes of youth and family programming.

More information about Epitome Pictures is available at www.epitomepictures.com.

For investor relations, please contact:

David A. Regan – EVP, Corporate Development & IR, DHX Media Ltd.

+1 902-423-0260

For media relations, please contact:

Shaun Smith – TMX Equicom

+1 416-815-0700 ext 252

For trade media relations, please contact:

Aimee Norman at DDA Blueprint aimee@ddablueprint.com

Tel: +44 (0) 20 8985 4708

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Halifax, Toronto, Los Angeles, Vancouver, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

HALIFAX	LOS ANGELES	TORONTO	VANCOUVER
1478 Queen Street, 2nd Floor	15000 Ventura Blvd., 3rd FL	235 Carlaw Ave5th Floor	190 Alexander Street, 6th Floor
Halifax, NS B3J 2H7	Sherman Oaks, CA 91403	Toronto, Ontario, M4M 2S1	Vancouver, BC V6A 1B5

dhxmedia.com

Disclaimer

This press release contains forward looking statements with respect to DHX and the acquisition of the Epitome group of companies, including statements regarding the accretive nature of the acquisition and the expected purchase price for the acquisition. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to risks related to the accuracy of the assumptions upon which the expected accretion was estimated, market factors, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company’s short form prospectus dated November 14, 2013, annual information form, and annual management discussion and analysis for the year ended June 30, 2013. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Non-IFRS Measures

Earnings before interest, taxes, depreciation and amortization is a measure DHX management believes is useful because it provides an indication of the operational results of the business prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration asset amortization. This measure does not have a standardized meaning prescribed by International Financial Reporting Standards (IFRS) and is not necessarily comparable to similar measures provided by other companies. Accordingly, investors are cautioned that earnings before interest, taxes, depreciation and amortization should not be construed as an alternative to operating income or net income determined in accordance with IFRS as an indicator of the Company’s financial performance or as a measure of its liquidity and cash flows.

HALIFAX	LOS ANGELES	TORONTO	VANCOUVER
1478 Queen Street, 2nd Floor	15000 Ventura Blvd., 3rd FL	235 Carlaw Ave5th Floor	190 Alexander Street, 6th Floor
Halifax, NS B3J 2H7	Sherman Oaks, CA 91403	Toronto, Ontario, M4M 2S1	Vancouver, BC V6A 1B5

dhxmedia.com